*
mn

SEC
Mail Processing
Section
MAR 1 2013
Washington DC
402

13012643

SECURITI SION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
|---|
| 8- 68225 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2012** (MM/DD/YY) AND ENDING **12/31/2012** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

**Independence Realty Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**80 S. 8th Street, IDS Center, Suite 4610**
(No. and Street)

| **Minneapolis** | **MN** | **55402** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Nathan Ahlberg** **612-924-3343**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Grant Thornton LLP**
(Name – *if individual, state last, first, middle name*)

| **2001 Market Street, Suite 1300** | **Philadelphia** | **PA** | **19103** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



CD
3/13

# OATH OR AFFIRMATION

I, **Nathan Ahlberg**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Independence Realty Securities, LLC**, as of **December 31**, 20 **12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
RENEE D THOMAS
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Jan 20, 2014

Nathan J. Ahlberg
Signature

**Chief Compliance Officer**
Title

Renee D. Thomas
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Report Pursuant to Rule 17a-5 and Report of Independent Registered Public Accounting Firm

## Independence Realty Securities, LLC

December 31, 2012

# Contents

GrantThornton



Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

The Member of
Independence Realty Securities, LLC

We have audited the accompanying balance sheet of Independence Realty Securities, LLC (a Delaware limited liability company) (the "Company"), as of December 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

### Management's responsibility for the financial statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Independence Realty Securities, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 28, 2013

## Independence Realty Securities, LLC

Balance Sheet

As of December 31, 2012

| | |
|---|---|
| ASSETS | |
| Cash | $ 344,032 |
| Fixed assets, net of accumulated depreciation of $22,488 | 35,334 |
| Prepaid expenses and other assets | 46,298 |
| Total assets | $ 425,664 |
| LIABILITIES AND MEMBER'S EQUITY | |
| Liabilities | |
| Accounts payable and accrued expenses | $ 29,457 |
| Payable to affiliates | 77,780 |
| Total liabilities | 107,237 |
| Member's equity | 318,427 |
| Total liabilities and member's equity | $ 425,664 |

The accompanying notes are an integral part of this financial statement.

## Independence Realty Securities, LLC

Notes to Financial Statements

As of December 31, 2012

### NOTE 1 - ORGANIZATION

Independence Realty Securities, LLC (the "Company") is a Delaware limited liability company. The Company was formed on March 26, 2009. The Company is a registered broker-dealer manager in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company has a single member, RAIT TRS, LLC.

The Company is wholly-owned by RAIT TRS, LLC and its ultimate parent, RAIT Financial Trust ("RAIT"), which is a Maryland real estate investment trust ("REIT"). As a wholly-owned subsidiary of RAIT, the Company utilizes the employees and other general and administrative support provided by RAIT and other wholly-owned subsidiaries. As a result, the financial condition presented herein may not be indicative of the financial condition that may have occurred if the Company was not a wholly-owned subsidiary of RAIT (see Note 3). RAIT will continue to provide financial support to the Company to meet liabilities as they become due.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation

The financial statement has been prepared by management in accordance with U.S. generally accepted accounting principles, or GAAP. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position are included.

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

b. Cash

Cash includes cash held in banks.

c. Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company depreciates its fixed assets on a straight-line basis over their respective useful life, generally from three to five years.

d. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of prepaid FINRA licensing and registration renewal fees.

e. Subsequent Events

The Company evaluated for subsequent events through February 28, 2013, the date the financial statements were available to be issued.

### NOTE 3 - RELATED PARTY TRANSACTIONS

Affiliates of the Company's member have advanced certain amounts to the Company. The amount due to these affiliates as of December 31, 2012 was $77,780.